ITERIS, INC.
1700 Carnegie Avenue, Suite 100
Santa Ana, CA  92705

October 4, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:  Mr. Larry Spirgel

Re:                               Iteris, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed May 21, 2010
File No. 001-08762

Dear Mr. Spirgel:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 20, 2010 (the “SEC Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”) filed by Iteris, Inc. (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

*****

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement filed on July 29, 2010

Executive Compensation, page 13

1.                                      We note your response to comment three from our letter dated August 26, 2010.  We note that the Compensation Committee “uses [TechAmerica’s annual survey] to gain a general understanding of the current compensation practices of technology companies that are similarly situated.”  However, the fourth paragraph of page 14 states the “Compensation Committee has adopted a policy of setting total compensation at approximately the 75th to 100th percentile level of comparable companies.”  In future filings, please confirm you will provide clearer disclosure of your compensation practices and how you use peer groups or surveys.

Response:  The Company confirms that it will provide clearer disclosure in future filings of its compensation practices and how it uses peer groups or surveys.

2.                                      We note your response to comment four from our letter dated August 26, 2010.  Please confirm you will provide similar disclosure regarding your corporate and business unit performance targets in future filings.

Response:  The Company confirms that it will provide similar disclosure in future filings regarding its corporate and business unit performance targets to the extent such targets are used.

3.                                      We note your response to comment five from our letter dated August 26, 2010.  Please confirm you will provide similar disclosure in future filings regarding the individual objectives of your NEOs other than your CEO and CFO.

Response:  The Company confirms that it will provide similar disclosure in future filings regarding the individual objectives of its NEOs other than its CEO and CFO.

4.                                      We note your response to comment six from our letter dated August 26, 2010.  Please confirm you will provide similar disclosure in future filings regarding the calculation of any additional bonus when the company achieves performance that is greater than the “Target” amount but less than the “Maximum” amount.

Response:  The Company confirms that it will provide similar disclosure in future filings regarding the calculation of any additional bonus relating to performance that is greater than the “Target” amount but less than the “Maximum” amount.

5.                                      We note your response to comment seven from our letter dated August 26, 2010.  Please confirm you will expand your disclosure in future filings to discuss how substantially similar salary levels, performances, and positions among the NEOs other than the CEO helped account for the size of their equity awards, and how the CEO’s position and salary accounted for the size of his equity award.

Response:  The Company confirms that it will expand its disclosure in future filings to discuss, as applicable, how substantially similar salary levels, performances, and positions among the NEOs other than the CEO helped account for the size of their equity awards, and how the CEO’s position and salary accounted for the size of his equity award.

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 270-9643.  Thank you very much for your assistance with this matter.

Sincerely,

ITERIS, INC.

/S/ JAMES S. MIELE

James S. Miele
Chief Financial Officer